EXHIBIT 12.2

TEXTRON INC.
INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(unaudited)

(In millions, except ratio)

Three Months Ended April 1, 2017
Fixed charges:
Interest expense*	$42
Estimated interest portion of rents	11

Total fixed charges	$53

Income:
Income from continuing operations before income taxes	$121
Fixed charges	53

Adjusted income	$174

Ratio of income to fixed charges	3.28

*    Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.